ARC Network BASIC Membership Application Form

Please print this form, complete the information requested and mail to the address
at the bottom of this page or FAX to (858) 618-1088

First Name:_____ Last Name:_____ M. Initial:_____
Mailing Address:_____
City:_____ State/Province:_____ Zip Code:_____

Company Name:_____

Title (ex. Accident Reconstructionist, Engineer, Traffic Investigator, etc.):_____
Service Areas (please list if you do business in other states):

Phone:_____ Fax:_____
Email Address:_____

Specialties:_____

Web Site Address: http://_____
How did you hear about the ARC Network?_____
ACTAR Certified?   YES   NO

PAYMENT INFORMATION

Check Number:_____ $49 ANNUAL DUES   (no charge for the first
                                        (Discounts?)   two states)
                                                                $5 FOR EACH
Type of Card (please circle):   VISA or MASTERCARD   ADDITIONAL STATE
Credit Card Number:_____
Credit Card Expiration Date:_____ Name on Credit Card:_____

INSTRUCTIONS: In order to process and
qualify your application for membership   Mail or FAX this application along with the required
please include the following on a floppy   info (located in the box to the left) and the yearly
disk: dues to the following address:

- Current copy of Curriculum Vitae   The ARC Network
  (professional resume)   11650 Iberia Place, Suite 201
- Picture of Company Logo (this is   San Diego, CA 92128
  optional) If you don't have an   Fax: (858) 618-1088
  electronic graphic, you can include a
  picture and we will scan it for you   If you are Faxing your application, please email us
- Short Bio (1-2 paragraphs) Please   the required info in the box to the left at
  type this in Microsoft Word,   service@accidentreconstruction.com
  WordPerfect or a text editor.

After review by the membership committee you will be notified of your membership status and your membership package
will be sent to you.

I certify the above information is true, correct and complete to the best of my knowledge. I authorize the ARC Network to
verify the above information and charge my credit card (if paying by credit card).

_____   _____
           Applicant Signature   Date

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